SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                             Peregrine Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, $0.0001 per share, par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71366Q200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Heidi Flannery
                             Peregrine Systems, Inc.
                            3611 Valley Centre Drive
                             San Diego, CA 92130 USA
                                 (858) 481-5000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 5, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   71366Q200
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   RH Capital Associates LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

   -0-

8. SHARED VOTING POWER

   922,650

9. SOLE DISPOSITIVE POWER

   -0-

10.SHARED DISPOSITIVE POWER

   922,650

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   922,650

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.14%

14.TYPE OF REPORTING PERSON

   OO

CUSIP No.   71366Q200
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Robert Horwitz

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

   WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

   922,650

8. SHARED VOTING POWER

   -0-

9. SOLE DISPOSITIVE POWER

   922,650

10.SHARED DISPOSITIVE POWER

   -0-

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   922,650

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.14%

14.TYPE OF REPORTING PERSON

   IN

CUSIP No.   71366Q200
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   RH Capital Associates Number One, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

   -0-

8. SHARED VOTING POWER

   693,528

9. SOLE DISPOSITIVE POWER

   -0-

10.SHARED DISPOSITIVE POWER

   693,528

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   693,528

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   4.62%

14.TYPE OF REPORTING PERSON

   PN

CUSIP No.   71366Q200
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Cragswood Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

   -0-

8. SHARED VOTING POWER

   229,122

9. SOLE DISPOSITIVE POWER

   -0-

10.SHARED DISPOSITIVE POWER

   229,122

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   229,122

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   1.52%

14.TYPE OF REPORTING PERSON

   CO

CUSIP No.    71366Q200
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         This second amended statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.0001 per share, of Peregrine Systems, Inc., a Delaware corporation (the "Issuer"). This Statement amends the original Schedule 13D filed on August 19, 2003 (the "Original Schedule") and the first amended
Schedule 13D filed on June 24, 2004 (the "First Amended Schedule").

         The address of the principal executive offices of the Issuer is 3611 Valley Centre Drive, San Diego, CA 92130.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This statement is being filed by RH Capital Associates LLC, a Delaware limited liability company, Robert Horwitz, RH Capital Associates Number One, L.P., a Delaware limited partnership, and Cragswood Ltd., a British Virgin Islands corporation (collectively, the "Reporting Persons"), pursuant to their agreement to the joint filing of this statement (the "Joint Filing Agreement" filed as Exhibit 99.1 to the Original Schedule).

     (b) No change.

     (c) No change.

     (d) No change.

     (e) No change.

     (f) No change.
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         No change.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         The Reporting Persons reported the acquisition of 1,497,650 of the Issuer's common shares on its Original Schedule, and reported the sale of 200,000 of the Issuer's common shares on June 25, 2004 on the First Amended Schedule.

         The purpose of this Statement is to report the sale of an additional 375,000 of the Issuer's common shares.

         The Reporting Persons currently intend to hold their remaining shares of the Issuer for investment purposes only. The Reporting Persons will take such actions with respect to the respective Reporting Persons' continued investment in the Issuer as deemed appropriate in light of existing circumstances from time to time, including the acquisition or disposition of addition securities of the Issuer.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

                   Shares with      Shares with      Aggregate     Percentage of
                   sole voting      shared voting    shares        class
                   and dispositive  and dispositive  beneficially  beneficially
                   power            power            owned         owned(1)
RH Capital         -0-              922,650          922,650           6.14%
Associates LLC
Robert Horwitz     922,650          -0-              922,650           6.14%
Cragswood Ltd.     -0-              229,122          229,122           1.52%
RH Capital         -0-              693,528          693,528           4.62%
Associates
Number One, L.P.

(1) Based on 15,017,033 shares of the Issuer's common stock outstanding as reported on the Issuer's 10-Q dated November 4, 2004.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None of the Reporting Persons are party to any contract, arrangements, understandings or other relationships with respect to any securities of the Issuer.

         The Reporting Persons expressly disclaim any "group" status under
Section 13(d) of the Exchange Act of 1934, as amended and the Rules promulgated thereunder.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         99.1 Joint Filing Agreement (Filed as exhibit 99.1 to the Original Schedule and incorporated herein by reference)

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               November 9, 2004
                                     ----------------------------------------
                                                     (Date)


                                    RH CAPITAL ASSOCIATES LLC

                                    By:  /s/ Robert Horwitz
                                         ---------------------
                                         Robert Horwitz
                                         Managing Member


                                    RH CAPITAL ASSOCIATES NUMBER ONE, L.P.

                                    By: RH Capital Associates LLC,
                                        its General Partner

                                         /s/ Robert Horwitz
                                         ---------------------
                                         Robert Horwitz
                                         Managing Member


                                    CRAGSWOOD LTD.

                                    By: RH Capital Associates LLC,
                                        its Investment Advisor

                                        /s/ Robert Horwitz
                                        ---------------------
                                        Robert Horwitz
                                        Managing Member


                                        /s/ Robert Horwitz
                                        ---------------------
                                        Robert Horwitz




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

42255.0003 #524236